Eastside Distilling, Inc.

755 Main Street

Building 4, Suite 3

Monroe, CT 06468

January 3, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street NE

Washington, D.C. 20549

Re:	Eastside Distilling, Inc.
Registration Statement on Form S-1
Filed December 13, 2024
File No. 333-283816

Ladies and Gentlemen:

This letter is submitted by Eastside Distilling, Inc. (the “Company” or “EAST”) in response to the comment letter dated December 19, 2024 issued by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on December 13, 2024. Amendment No. 1 to the Registration Statement containing revised audited financial statements of EAST in response to the below comment is being filed simultaneously. The Registration Statement has also been updated solely to give effect to changes in the Company’s outstanding securities and recent agreements. Except where otherwise indicated, capitalized terms used and undefined in this response letter have the meanings given such terms in the Registration Statement.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with the Company’s responses set forth immediately beneath such comment.

Registration Statement on Form S-1 Filed December 13, 2024

General

1.	Revise to include in this filing audited financial statements of Eastside Distilling as of and for the years ended December 31, 2023 and 2022, respectively, that have been retrospectively reclassified to present your Craft segment and the other effects of the Debt Agreement as discontinued operations pursuant to ASC Topic 205-20, Presentation of Financial Statements – Discontinued Operations. Otherwise, advise us.

Response: The Company has revised the audited financial statements of Eastside Distilling as of and for the years ended December 31, 2023 and 2022 to reclassify the Craft segment and the other effects of the Debt Agreement as discontinued operations pursuant to ASC Topic 205-20, Presentation of Financial Statements – Discontinued Operations.

January 3, 2025

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, Esq. or Constantine Christakis, Esq. of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-644-2222, mharris@nasonyeager.com or cchristakis@nasonyeager.com.

Sincerely,

Eastside Distilling, Inc.

By:	/s/Geoffrey Gwin
Geoffrey Gwin, CEO

cc:	Michael Harris, Esq.
Constantine Christakis, Esq.